UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Iteris, Inc.
2.	Name of Person Relying on Exemption: Laughing Water Capital, LP

3.	Address of Person Relying on the Exemption: 32 Westminster Road Rockville Centre, New York 11570
4.	Written Material. The following written materials are attached: Press release, dated August 13, 2019.

(Written material follows on next page)

LAUGHING WATER CAPITAL ISSUES OPEN LETTER TO ITERIS STOCKHOLDERS

Encouraged by the Company’s Future Prospects, but believes Iteris must Distance itself from the Poor Corporate Governance and Capital Allocation Practices of its Past

Intends to Vote AGAINST the Re-Election of Long-Tenured Directors Kevin C. Daly, Thomas L. Thomas and Mikel H. Williams

NEW YORK – August 13, 2019 – Laughing Water Capital, LP (“LWC” or “we”), an investment partnership believed to be the fourth largest fundamental based stockholder of Iteris, Inc. (“Iteris” or the “Company”) (NASDAQ:ITI), today issued an open letter to the Company’s stockholders in which LWC announced its intention to vote against the re-election of the Company’s long-tenured directors – Kevin C. Daly, Thomas L. Thomas and Mikel H. Williams – at Iteris’ upcoming annual meeting scheduled to be held on September 12, 2019. The full text of the letter follows:

August 13, 2019

Dear Fellow Stockholders:

Laughing Water Capital, LP (“LWC” or “we”) is a significant long-term stockholder of Iteris, Inc. (“Iteris” or the “Company”). We have been an Iteris stockholder for nearly four years and believe the Company has recently started a new chapter that presents a tremendous value opportunity. With an increasing focus on software and IOT, Iteris’ traffic related businesses (“Traffic,” Roadway Sensors, Transportation Systems) have a touch point with 1/3rd of the intersection based traffic signals in the United States, and ~50% market share in traffic sensors. This represents a commanding position in an attractive niche market that should allow for a bright future as the Intelligent Transportation, Smart City and Autonomous Vehicle movements are all in their early days.

With sustained organic double digit revenue growth likely on the horizon, tremendous strategic value, and today’s valuation of ~1.6x our estimate of forward Traffic sales and ~9x Traffic segment EBITDA vs. recent transactions and public peers that trade at 3-4x sales and mid-to-high teens EBITDA multiples, we believe Iteris stockholders are well positioned to benefit for years to come, even before ascribing any value to the Company’s Weather offerings, one of which is related to Traffic and currently profitable. Our faith is bolstered by the fact that relatively new CEO Joe Bergera is an alumni of Roper Industries, where excellent capital allocation has led to a share price CAGR of ~20% for decades.

We believe that Iteris has the potential to be a billion+ dollar company in the future; however, if this potential is to be realized, the Company must strive for the highest standards of corporate governance and excellent capital allocation. In our view, the Company has struggled in these areas during the long tenures of Kevin C. Daly (26 years), Thomas L. Thomas (20 years) and Mikel H. Williams (8 years), which is why LWC intends to vote against the re-election of such directors at the Company’s 2019 annual meeting of stockholders scheduled to be held on September 12, 2019 (the “Annual Meeting”).

In an effort to address historical failings at the Board level and assist Iteris in realizing its significant potential, LWC has engaged in discussions with certain members of the Company’s Board of Directors (the “Board”) on several occasions over the last year. Specifically, we discussed corporate governance practices and referred the Board to best practices recommended by ISS, Glass Lewis and the Millstein Center at Columbia University with respect to issues such as tenure, independence and related party transactions. Additional engagement has centered around capital allocation philosophy and the importance of properly aligned incentives.

Despite our efforts, the Board and the Nominating and Corporate Governance Committee (“NCG Committee”) have shown little interest in conforming with best practices and have failed to recruit directors that have extensive capital allocation experience, leaving us with the impression that entrenchment and the status quo may be the preferred path forward. As explained below, we are particularly concerned by the continued membership of Dr. Daly and Messrs. Thomas and Williams on the Board, and believe that the Company and its stockholders would benefit from the addition of new directors with fresh perspectives and capital allocation expertise as their replacements.

Dr. Daly joined the Board in June of 1993. While acknowledging Dr. Daly’s role in the 1997 IPO/spin of ATL Products, we also note that during his 26 years of service on the Board, Iteris’ share count has ballooned from approximately 4.5 million shares to 40.5 million shares, while the stock has compounded at roughly 2% per year. Dr. Daly was a member of the Board in September of 2003, when the Company’s former subsidiary MAXxess Systems, Inc. (“MAXxess”) was sold for $0 cash consideration to a group that included two Iteris Board members. Subsequently, Dr. Daly became CEO of MAXxess. Dr. Daly was a member of the Board in 2007 when the Company extended credit to MAXxess in the form of a promissory note at terms that appear to be unusually favorable. This debt remains outstanding to this day, and Dr. Daly is presently a member of the NCG Committee.

Mr. Thomas joined the Board in May of 1999. During his 20 years of service, Iteris’ share count has ballooned from approximately 9 million shares to 40.5 million shares, while the stock has lost roughly 40% of its value.1 Recognizing that Mr. Thomas joined the Board at a time when markets were broadly elevated, we note that the Russell 2000 Index has returned approximately 240% over the same period. Similar to Dr. Daly, Mr. Thomas was a member of the Board at the time it approved the previously mentioned related party transactions with MAXxess. Mr. Thomas was also a member of the Audit Committee in fiscal 2014, when the Company’s auditor identified material weaknesses in internal controls. Mr. Thomas presently serves as Chairman of the Board, and is an ex-officio member of the NCG Committee.

Mr. Williams joined the Board in April of 2011 and was identified by the Company as the “Audit Committee Financial Expert” in 2014, when the Company’s auditor identified material weaknesses in internal controls. Unrelated to Iteris, in 2015, while CEO of JPS Industries, Mr. Williams was accused by the company’s largest stockholder of being part of a group that sought to use company assets to take control of JPS at the expense of the actual owners of the business. Mr. Williams is presently a member of the NCG Committee.

While we have a negative view of weaknesses in internal controls and related party transactions that seemingly benefit Board members and their cronies, we are not alleging any impropriety at Iteris. However, this sort of activity falls short of the corporate governance standards that Iteris stockholders deserve, and we believe that any attachment to these decisions should be left in the past as “new Iteris” moves toward a bright future.

Further, we note that leading corporate governance authority ISS defines lengthy tenure in the U.S. as nine years, and has indicated tenure of more than nine years is considered to potentially compromise a director’s independence. LWC believes that as Iteris is on the precipice of making great strides in new and exciting directions in the Traffic world, director independence and diversity of thought is of the utmost importance. To be clear, LWC is not of the view that long tenure alone is grounds to question a director’s suitability; however, in conjunction with a history of questionable corporate governance, poor capital allocation and sustained underperformance during their respective tenures, we do not believe Dr. Daly and Messrs. Thomas and Williams have earned the right to continue to serve on the Board – especially considering that over their more than five decades of combined service on the Board, it appears that they have collectively only purchased 78,800 Iteris shares on the open market. This leads us to believe that they are more concerned with collecting Board fees than driving stockholder value.

1 Calculated as of August 12, 2019

While we are not advising you, our fellow stockholders, how to vote your shares, we felt compelled to make abundantly clear our dissatisfaction with the composition of the Board and our intention to vote against the re-election of Kevin C. Daly, Thomas L. Thomas and Mikel H. Williams at the upcoming Annual Meeting.

Sincerely,

Matthew Sweeney, CFA

Managing Partner

Laughing Water Capital

About Laughing Water Capital
Laughing Water Capital is a long biased boutique investment partnership based in New York.

Contact
Matthew Sweeney, (917) 306-0461

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended. This is not a solicitation of authority to vote your proxy. Laughing Water Capital, LP (“LWC”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by LWC.

PLEASE NOTE: LWC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.